UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539 and 333-270786).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	NOTE	2023	2022	2023	2022
Revenue	17	23,458	19,649	76,122	55,158
Cost of sales		(2,136)	(605)	(4,023)	(2,330)
Gross profit		21,322	19,044	72,099	52,828
Sales and marketing expenses	18	(8,636)	(8,523)	(25,644)	(24,339)
Technology expenses	18	(2,525)	(1,694)	(7,229)	(4,556)
General and administrative expenses	18	(4,831)	(4,686)	(17,297)	(14,318)
Movements in credit losses allowance	4	(615)	(299)	(1,382)	(898)
Fair value movement on contingent consideration	5	—	(3,686)	(6,939)	(6,535)
Operating profit		4,715	156	13,608	2,182
Finance income	19	968	3,093	1,674	7,412
Finance expenses	19	(373)	(648)	(1,356)	(1,955)
Income before tax		5,310	2,601	13,926	7,639
Income tax charge	21	(297)	(340)	(2,040)	(840)
Net income for the period attributable to the shareholders		5,013	2,261	11,886	6,799
Other comprehensive income (loss)
Exchange differences on translating foreign currencies		(2,777)	(5,961)	(2,085)	(13,888)
Total comprehensive income (loss) for the period attributable to the shareholders		2,236	(3,700)	9,801	(7,089)
Net income per share attributable to shareholders, basic	20	0.13	0.06	0.32	0.19
Net income per share attributable to shareholders, diluted	20	0.13	0.06	0.31	0.18
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	SEPTEMBER 30, 2023	DECEMBER 31, 2022
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	6	823	714
Right-of-use assets	7	1,557	1,818
Intangible assets	8	88,505	88,521
Deferred compensation cost		—	29
Deferred tax asset	16	6,113	5,832
Total non-current assets		96,998	96,914
Current assets
Trade and other receivables	9	17,600	12,222
Inventories		—	75
Cash and cash equivalents	10	26,884	29,664
Total current assets		44,484	41,961
Total assets		141,482	138,875
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	74,166	63,723
Treasury shares	11	(1,107)	(348)
Share options and warrants reserve	13	6,597	4,411
Foreign exchange translation reserve		(9,160)	(7,075)
Retained earnings		38,284	26,398
Total equity		108,780	87,109
Non-current liabilities
Other payables	15	—	290
Deferred consideration	5	—	4,774
Contingent consideration	5	—	11,297
Lease liability	7	1,250	1,518
Deferred tax liability	16	2,171	2,179
Total non-current liabilities		3,421	20,058
Current liabilities
Trade and other payables	15	6,655	6,342
Deferred income	17	2,543	1,692
Deferred consideration	5	17,882	2,800
Contingent consideration	5	—	19,378
Other liability	5	290	226
Lease liability	7	571	554
Income tax payable		1,340	716
Total current liabilities		29,281	31,708
Total liabilities		32,702	51,766
Total equity and liabilities		141,482	138,875
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Issue of ordinary shares, net of issuance costs	11,12	—	10,216	—	—	—	—	10,216
Treasury shares acquired	11	—	—	(759)	—	—	—	(759)
Share-based payment expense	13,14	—	—	—	2,307	—	—	2,307
Exercise of options	12,13	—	201	—	(95)	—	—	106
Share options expired	12,13	—	26	—	(26)	—	—	—
		—	10,443	(759)	2,186	—	—	11,870
Comprehensive income
Net income		—	—	—	—	—	11,886	11,886
Exchange differences on translating foreign currencies		—	—	—	—	(2,085)	—	(2,085)
Balance at September 30, 2023		—	74,166	(1,107)	6,597	(9,160)	38,284	108,780

Balance at January 1, 2022		—	55,953	—	2,442	(2,282)	23,796	79,909
Issue of ordinary shares, net of issuance costs	11,12	—	7,619	—	—	—	—	7,619
Share based payment expense	13,14	—	—	—	2,400	—	—	2,400
Exercise of warrants	12,13	—	139	—	(139)	—	—	—
Repurchase of warrants	14	—	—	—	(1,012)	—	212	(800)
		—	7,758	—	1,249	—	212	9,219
Comprehensive (loss)
Net income		—	—	—	—	—	6,799	6,799
Exchange differences on translating foreign currencies		—	—	—	—	(13,888)	—	(13,888)
Balance at September 30, 2022		—	63,711	—	3,691	(16,170)	30,807	82,039
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Nine Months Ended September 30,
	NOTE	2023	2022
Cash flow from operating activities
Income before tax		13,926	7,639
Finance income, net	19	(318)	(5,457)

Adjustments for non-cash items:
Depreciation and amortization	18	1,520	5,558
Movements in credit loss allowance	4	1,382	898
Fair value movement on contingent consideration	5	6,939	6,535
Share-based payment expense	14	2,790	2,400
Warrants repurchased	13	—	(800)
Income tax paid	21	(1,763)	(816)
Payment of deferred consideration	5	(2,897)	—
Payment of contingent consideration	5	(4,621)	—
Cash flows from operating activities before changes in working capital		16,958	15,957
Changes in working capital
Trade and other receivables		(7,127)	(4,931)
Trade and other payables		1,044	1,541
Inventories		75	—
Cash flows generated by operating activities		10,950	12,567
Cash flows from investing activities
Acquisition of property and equipment	6	(294)	(350)
Acquisition of intangible assets	8	(1,868)	(3,134)
Acquisition of subsidiaries, net of cash acquired	5	—	(23,411)
Interest received from bank deposits	19	169	—
Payment of deferred consideration	5	(4,933)	—
Payment of contingent consideration	5	(5,557)	—
Cash flows used in investing activities		(12,483)	(26,895)
Cash flows from financing activities
Exercise of share options	12	106	—
Treasury shares acquired	11	(759)	—
Interest payment attributable to third party borrowings		—	(359)
Interest payment attributable to deferred consideration settled		(110)	—
Principal paid on lease liability	7	(304)	(240)
Interest paid on lease liability	7	(127)	(142)
Cash flows used in financing activities		(1,194)	(741)
Net movement in cash and cash equivalents		(2,727)	(15,069)
Cash and cash equivalents at the beginning of the period		29,664	51,047
Net foreign exchange differences on cash and cash equivalents		(53)	(886)
Cash and cash equivalents at the end of the period	10	26,884	35,092
Supplemental non-cash
Right-of-use assets	7	75	743
Issue of ordinary shares for acquisitions	5	9,912	7,392
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)
1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the "Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. We redomiciled from Malta to the Channel Island of Jersey and changed our name from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. The address of our principal executive offices is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com, in addition to over 50 local websites. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the online gambling sector, odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2022 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, previously filed with the United States Securities and Exchange Commission on March 23, 2023 (“2022 audited consolidated financial statements”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2022 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of September 30, 2023, its results of operations for the three and nine months ended September 30, 2023 and 2022, changes in equity and its cash flows for the nine months ended September 30, 2023 and 2022. The results of operations for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ended December 31, 2023.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis.
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2022 audited consolidated financial statements. Estimates and judgements used in business combination accounting are described in Note 5, while estimates and judgements used in deferred tax accounting are disclosed in Note 16.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2023
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2023 and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
▪Amendments to IAS 8, Definition of Accounting Estimates
▪Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction, and International Tax Reform - Pillar Two Model Rules
▪IFRS 17, Insurance Contracts.
Standards Issued but Not Yet Effective
There are several standards and interpretations which have been issued but will not take effect until periods beginning after December 31, 2023. These amendments have not been early adopted for these interim condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
DEFERRED CONSIDERATION PAYMENT
In January 2023, the Group made a cash payment of deferred consideration related to the RotoWire (as defined below) acquisition totaling an aggregate of $2,500. The payment is reflected in the cash flows partly within investing and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $2,390 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $110 is reported within financing cash flows. See Note 5 for a complete discussion of this acquisition.
CONTINGENT CONSIDERATION: PAYMENT AND MODIFICATION
In April 2023, the Group settled contingent consideration related to the BonusFinder (as defined below) acquisition totaling an aggregate of $20,090 of which $10,178 was paid in cash and $9,912 was paid in ordinary shares of the Group. The payment is reflected in the cash flows partly within investing and partly within operating activities. The portion of the payment related to original estimate of the fair value of contingent consideration of $5,557 is reported within investing activities in the cash flow statement and the portion of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $4,621 is reported within operating cash flows. See Note 5 for a complete discussion of this acquisition.
On June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder which modified terms of the original share purchase agreement relating to the remaining earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. The agreement provides that fixed consideration of EUR18,000 will be paid in two installments, (i) EUR5,000 was paid on July 7, 2023 (see below), and (ii) EUR13,000 is payable on April 30, 2024. The Company has the option, but not the obligation, to pay up to 50% of the EUR13,000 payment described in clause (ii) in unregistered ordinary shares.
In July 2023, the Company settled the first installment of EUR5,000 ($5,440). The payment was reflected in the cash flows partly within investing activities being the original estimate of the fair value of $2,543 and partly within the operating activities being the part of the fair value movements after the acquisition of $2,897. As a result of modification of contingent consideration effective June 30, 2023 (explained below), the liability was presented as deferred consideration of EUR12,006 ($12,637) as of September 30, 2023. See Note 5 for a complete discussion of this acquisition.
REVENUE RECOGNITION
During the nine months ended September 30, 2023, the Company entered into agreements under which a revenue share is paid to media partners. In certain cases, these agreements include minimum revenue share payments which are recognized over the duration of the arrangement as the obligations of the Company and its media partner are satisfied.

SEGMENT REPORTING
The Group does not divide its operations into different segments and the chief operating decision maker operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As of September 30, 2023 and December 31, 2022, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets and deferred compensation cost, was as follows:

	As of September 30,	As of December 31,
	2023	2022
Ireland	66,214	66,069
United States	24,529	24,770
Other	142	214
	90,885	91,053

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group into USD from EUR:

	Period End	Average for Period	Beginning of Period	Low	High
Nine Months Ended September 30,	(EUR per USD)
2023	0.95	0.92	0.93	0.89	0.95
2022	1.02	0.94	0.88	0.87	1.05

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.
Foreign Exchange Risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the entity’s functional currency. In 2023 and 2022, the Group’s financial assets and financial liabilities are denominated in EUR, USD and British Pound Sterling (“GBP”), while the majority of operations of the Group are carried out in EUR and USD. Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of September 30, 2023 and 2022, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have the Euro as the functional currency. These balances included USD-denominated net assets of $10,827 and $10,761 and GBP-denominated net assets of $1,982 and $3,993 as of September 30, 2023 and 2022, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses to the Group’s net income attributable to shareholders of $1,094 and $200, respectively, for the nine months ended September 30, 2023 and $1,076 and $399, respectively, for the nine months ended September 30, 2022.

Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date was as follows:

	As of September 30, 2023	As of December 31, 2022
Trade and other receivables (excluding prepayments and deferred compensation cost)	15,859	11,029
Cash and cash equivalents	26,884	29,664
	42,743	40,693
For the three and nine months ended September 30, 2023, revenues generated from the largest single customer amounted to 16% and 15%, respectively, of the Group’s total sales for the period. For the three and nine months ended September 30, 2022, revenues generated from the largest single customer amounted to 11% and 9%, respectively, of the Group’s total sales for the period.
The Group has the following financial assets that are subject to the expected credit losses (“ECL”) model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As of September 30, 2023	As of December 31, 2022
Between one and two months	1,254	471
Between two and three months	851	109
More than three months	426	205
	2,531	785
The Company recognized a specific provision of $434 on trade receivables as of September 30, 2023 (December 31, 2022: $345 and September 30, 2022: $106).
The activity in the credit loss allowance was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Balance at the beginning of the period	1,558	687	877	142
Movements in credit loss allowance	615	299	1,382	898
Translation effect	(37)	(39)	(123)	(93)
Balance at the end of the period	2,136	947	2,136	947

The increase in trade and other receivables and in the credit loss allowance during the three and nine months ended September 30, 2023 and September 30, 2022 was a result of the overall business growth and increase in aged trade receivables.

The Group actively manages credit limits and exposures in a practicable manner such that past due trade receivables from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. Management considers that the Group was not exposed to significant credit risk as of the end of the current reporting period.

As cash and cash equivalents are held with multiple financial institutions with good standing, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of September 30, 2023 and September 30, 2022.
Liquidity Risk
The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of deferred considerations and trade and other payables (see Note 15). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of September 30, 2023
Deferred consideration	18,642	—	—	18,642
Lease liability	571	513	1,074	2,158
Trade and other payables	4,966	—	—	4,966
Total	24,179	513	1,074	25,766
As of December 31, 2022
Deferred consideration	2,800	5,000	—	7,800
Contingent consideration	19,860	12,471	—	32,331
Lease liability	554	510	1,445	2,509
Trade and other payables	3,328	290	—	3,618
Total	26,542	18,271	1,445	46,258
5. ACQUISITIONS
RotoWire
On January 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of RotoWire.com (“RotoWire”), for consideration consisting of (i) $14,700 in cash, of which $13,500 was transferred to the selling shareholders and $1,200 was transferred to third parties to settle sellers’ expenses on behalf of the selling shareholders, (ii) 451,264 unregistered ordinary shares, (iii) $2,500 due on the first anniversary of the closing date of the acquisition, and (iv) $5,300 due on the second anniversary of the closing date of the acquisition. The Company has the option, but not the obligation, to pay up to 50% of each of the deferred payments described in clauses (iii) and (iv) in unregistered ordinary shares.
The principal reason for this acquisition was to accelerate the Group’s U.S expansion.
The Group incurred acquisition-related costs of $531 in legal and consulting fees. These costs were primarily expensed in 2021.
Subsequent to the acquisition, the legal entity that was acquired was merged into a newly formed, wholly owned subsidiary of the Group and certain acquired assets and/or liabilities were transferred to other Group subsidiaries.

Under the purchase price allocation, the Company recognized goodwill of $10,776, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The main factors leading to goodwill recognition was a Search Engine Optimization (“SEO”) synergy for performance marketing cash generating unit. The goodwill is not expected to be deductible for tax purposes. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2022 as calculated by a third-party valuation firm.
During the three and nine months ended September 30, 2023, unwinding costs of deferred consideration payable for RotoWire amounted to $63 and $172, respectively, and resulted in total deferred consideration balance of $5,245 as of September 30, 2023, which is due within one year. The Group expects to incur financial expenses related to unwinding of the deferred consideration until December 2023.
During the nine months ended September 30, 2023, the Company settled the first deferred payment of $2,500, in cash.
The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of RotoWire resulting in goodwill:

Purchase price consideration:
Cash paid	14,700
Common shares issued, at fair value	4,600
Deferred consideration, at fair value	7,250
Total acquisition consideration	26,550
Assets acquired:
Cash and cash equivalents	1,999
Accounts receivable	760
Prepaid expenses and other current assets	292
Performance marketing, domain names and related websites	2,300
Fantasy sports, domain names and related websites	8,100
Customer base	3,200
Content asset	5,400
Right of use asset	617
Other assets	7
Total assets acquired	22,675
Liabilities assumed:
Accounts payable	(16)
Deferred income	(1,120)
Lease liability	(617)
Deferred tax	(4,008)
Other current liabilities	(1,140)
Total liabilities assumed	(6,901)
Total net assets	15,774
Goodwill	10,776
Total acquisition consideration	26,550
Accounts receivable comprise gross contractual amounts due of $1,066, of which $306 was expected to be uncollectible at the date of acquisition.
BonusFinder

On January 31, 2022, the Group acquired 100% of the issued and outstanding equity interests of NDC Media Limited (“NDC Media”), the operator of BonusFinder.com (“BonusFinder”), for consideration consisting of (i)

EUR10,000 ($11,168) in cash, (ii) 269,294 unregistered ordinary shares, (iii) an additional cash payable of EUR3,832 ($4,279), (iv) an earnout payment up to a maximum of EUR19,000 ($21,850) to be paid in April 2023 based on financial performance during 2022, and (v) a second earnout payment up to a maximum of EUR28,500 ($32,800) to be paid in April 2024 based on certain financial conditions (such as revenue and contribution margin growth) being met during 2023. The Group has the option but not the obligation to pay up to 50% of each of the earnout payments described in clauses (iv) and (v) in unregistered ordinary shares.
In connection with the acquisition of BonusFinder, certain intangible assets that were purchased as part of the acquisition were transferred immediately post-acquisition to another Group subsidiary in accordance with the Group’s intellectual property operational policy allowing the Group to access the deductibility of the assets from a tax perspective. The Group considered if a deferred tax liability should be recognized in relation to the transferred assets at the date of acquisition (reflecting to the fact that the assets had no tax base prior to transfer) which would then have been released to the income statement immediately on the completion of the transfer; this would also have increased goodwill arising on the acquisition by the same amount. It was concluded that the transfer of assets formed an integral part of the business combination and there were no significant steps outside of the Group’s control which would affect the ability of the group to access certain tax attributes in respect of the assets, and, accordingly, no deferred tax liability (and associated goodwill) was recognized as there was no difference between the tax and accounting bases following the asset transfer.
Under the purchase price allocation, the Company did not recognize goodwill, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 31, 2022 as calculated by a third-party valuation firm.
The principal reason for this acquisition was to support the growth strategy of the Group in North America.
During the year ended December 31, 2022, the Group made a provisional cash payment adjusted for working capital and indebtedness to the shareholders of BonusFinder of $4,116. As of September 30, 2023, the outstanding balance of cash payable amounted to $290.
During the year ended December 31, 2022, the Company’s net cash outflow related to the BonusFinder acquisition amounted to $10,710 (net of cash acquired).
In April 2023, the Group settled contingent consideration related to the BonusFinder acquisition totaling an aggregate of $20,090 of which $10,178 was paid in cash and $9,912 was paid in ordinary shares of the Group. The payment is reflected in the cash flows partly within investing and partly within operating activities. The part of the payment related to original estimate of the fair value of contingent consideration of $5,557 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $4,621 is reported within operating cash flows.
On June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the agreement, the original earn-out period was terminated early as of June 30, 2023. In exchange, a fixed consideration of EUR18,000 is payable in two installments: (i) paid July 7, 2023 (EUR5,000) and (ii) April 2024 (EUR13,000). The Company has the option, but not the obligation, to pay up to 50% of the EUR13,000 payment due in April 2024 in unregistered ordinary shares.
In July 2023, the Company settled first installment of EUR5,000 ($5,440). The payment was reflected in the cash flows partly within investing activities being the original estimate of the fair value of $2,543 and partly within the operating activities being the part of the fair value movements after the acquisition of $2,897. As a result of modification of contingent consideration effective June 30, 2023 (see Note 3), the liability was presented as deferred consideration of EUR12,006 ($12,637) as of September 30, 2023.
The fair value of the BonusFinder contingent consideration prior to modification as agreed on June 30, 2023 was computed based on revenue growth expectations and forecasted contribution margins. Final valuation carried out as of June 30, 2023 utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 98-100% (December 31, 2022: 64-100%), (ii) discount rates ranging from 7.59-7.67% (December 31, 2022: 7.44-7.45%), (iii) inflation rates of 2.13% (December 31, 2022: ranging between 2.16-2.23%), and (iv) volatility of 49.6% (December 31, 2022: 36.5%). During the nine months ended September 30, 2023, fair value movements on contingent consideration for

BonusFinder amounted to EUR6,384 ($6,939). No fair value movements were recognized during the three months ended September 30, 2023.
After the June 30, 2023 modification and during the three months ended September 30, 2023, unwinding costs of deferred consideration payable for BonusFinder amounted to $253 and resulted in total deferred consideration balance of $12,637 as of September 30, 2023, which is due within one year. The Group expects to incur financial expenses related to unwinding of the deferred consideration until April 2024.
The table below outlines the allocation of the purchase price for acquired identifiable assets and liabilities for BonusFinder. Since fair values of assets and liabilities identified were equal to the acquisition consideration agreed, no goodwill was recognized in the BonusFinder acquisition as disclosed below:

Purchase price consideration:
Cash paid	11,168
Cash payable	4,279
Common shares issued, at fair value	2,792
Contingent consideration, at fair value	20,437
Total acquisition consideration	38,676
Assets acquired:
Cash and cash equivalents	4,574
Accounts receivable and other current assets	1,284
Performance marketing, domain names and related websites	32,051
Customer base	938
Content asset	352
Software	134
Right of use asset	126
Other non-current assets	37
Total assets acquired	39,496
Liabilities assumed:
Accounts payable	(234)
Corporate tax payable	(460)
Lease liability	(126)
Total liabilities assumed	(820)
Total net assets	38,676
Goodwill	—
Total acquisition consideration	38,676
Accounts receivable comprise gross contractual amounts due of $1,610, of which $326 was expected to be uncollectible at the date of acquisition.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2023	598	116	714
Additions	286	8	294
Depreciation charge	(166)	(17)	(183)
Translation differences	—	(2)	(2)
As of September 30, 2023	718	105	823
Cost	1,303	224	1,527
Accumulated depreciation	(585)	(119)	(704)
Net book amount as of September 30, 2023	718	105	823

Net book amount as of January 1, 2022	433	136	569
Additions	350	—	350
Depreciation charge	(126)	(21)	(147)
Translation differences	(121)	(4)	(125)
As of September 30, 2022	536	111	647
Cost	910	201	1,111
Accumulated depreciation	(374)	(90)	(464)
Net book amount as of September 30, 2022	536	111	647
For the nine months ended September 30, 2023 and 2022, cash paid for the acquisition of property and equipment was $294 and $350, respectively. For the nine months ended September 30, 2023 and 2022, the Company expensed low value office equipment with a net book value of $97 and $130, respectively.
The following is the reconciliation of depreciation expense:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Depreciation expensed to general and administrative expenses (Note 18)	63	60	183	147

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2023	1,818	2,072
Additions	75	75
Amortization of right-of-use assets	(339)	—
Interest expense	—	127
Payments	—	(431)
Translation differences	3	(22)
As of September 30, 2023	1,557	1,821
As of January 1, 2022	1,465	1,679
Additions as part of business combinations	743	743
Amortization of right-of-use assets	(286)	—
Interest expense	—	137
Payments	—	(382)
Translation differences	(197)	(228)
As of September 30, 2022	1,725	1,949
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Short-term leases (Note 18)	156	147	373	514

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2023	69,554	10,800	5,137	—	3,030	88,521
Additions	426	—	—	—	1,442	1,868
Amortization charge (Note 18)	(42)	—	(328)	—	(628)	(998)
Translation differences	(820)	—	—	—	(66)	(886)
Net book amount as of September 30, 2023	69,118	10,800	4,809	—	3,778	88,505
Cost	75,757	10,800	7,222	3,533	4,924	102,236
Accumulated amortization	(6,639)	—	(2,413)	(3,533)	(1,146)	(13,731)
Net book amount as of September 30, 2023	69,118	10,800	4,809	—	3,778	88,505

Net book amount as of January 1, 2022	23,922	—	—	—	1,497	25,419
Additions	1,052	—	—	—	1,493	2,545
Business combinations (Note 5)	42,599	10,776	6,314	3,562	—	63,251
Amortization charge (Note 18)	(1,244)	—	(847)	(2,743)	(291)	(5,125)
Translation differences	(7,172)	—	(46)	(19)	(258)	(7,495)
Net book amount as of September 30, 2022	59,157	10,776	5,421	800	2,441	78,595
Cost	65,199	10,776	7,088	3,509	2,888	89,460
Accumulated amortization	(6,042)	—	(1,667)	(2,709)	(447)	(10,865)
Net book amount as of September 30, 2022	59,157	10,776	5,421	800	2,441	78,595

As of September 30, 2023 and December 31, 2022, domain names, mobile apps and related websites balance included fully amortized mobile apps with cost $6,639 and $6,616, respectively.
For the nine months ended September 30, 2023 and 2022, cash paid for the acquisition of intangible assets and capitalized software developments was $1,868 and $3,134, respectively.

The following table distinguishes finite and indefinite intangible assets, excluding goodwill, as of September 30, 2023 and December 31, 2022:

	As of September 30, 2023	As of December 31, 2022
Net book value of assets with finite useful lives
Customer contracts	4,809	5,137
Internally developed intangibles	3,778	3,030
Total net book value of assets with finite useful lives	8,587	8,167
Net book value of assets with indefinite useful lives
Domain names and related websites	69,118	69,554

Total net book value of intangible assets	77,705	77,721

9. TRADE AND OTHER RECEIVABLES

	As of September 30, 2023	As of December 31, 2022
Current
Trade receivables, net	14,729	9,838
Accrued revenue	417	575
Deferred compensation cost	76	239
Other receivables	531	353
Deposits	182	263
Prepayments	1,665	954
	17,600	12,222

	As of September 30, 2023	As of December 31, 2022
Trade receivables, gross	16,865	10,715
Credit loss allowance	(2,136)	(877)
	14,729	9,838
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 4.
10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents include deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of September 30, 2023	As of December 31, 2022
Cash at bank	26,884	29,664
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company were unlimited and have no par value.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2023	36,470,341
Issue of ordinary shares	1,074,326
As of September 30, 2023	37,544,667

As of January 1, 2022	33,806,422
Issue of ordinary shares	2,660,877
As of September 30, 2022	36,467,299

During the nine months ended September 30, 2023, the Company issued 1,005,929 shares as a payment of $9,912 contingent consideration in connection with acquisitions (see Note 5).
During the nine months ended September 30, 2023, the Company issued 33,194 shares of restricted stock to non-executive directors (see Note 14).
During the nine months ended September 30, 2023, the Company issued 35,203 shares in exchange for options exercised, out of which 31,324 shares were issued during the three months ended September 30, 2023. During the three and the nine months ended September 30, 2023, proceeds of $106 were received for 30,000 of the options exercised (see Note 12). The remaining options were net exercised.
During the nine months ended September 30, 2022, the Company issued 720,558 shares as a partial payment of total $7,392 consideration in connection with acquisitions (see Note 5).
During the nine months ended September 30, 2022, the Company issued 32,942 shares of restricted stock to non-executive directors (see Note 14). No restricted shares were issued during the three months ended September 30, 2022.
During the nine months ended September 30, 2022, the Company issued 1,907,377 shares in exchange for warrants exercised (see Note 12). The warrants were net exercised.
Share repurchase program
In November 2022, the Company’s board of directors approved a program to repurchase up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. During the nine months ended September 30, 2023, the Company repurchased 77,683 shares with an average price of $9.83 for a total consideration of $759. The Company has repurchased an aggregate of 116,391 shares with an average price of $9.45 for a total consideration of $1,107 since the commencement of this repurchase program as of September 30, 2023.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future issuance.

Secondary offering of ordinary shares

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten secondary offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred $733 in expenses in connection with the secondary offering during the nine months ended September 30, 2023. which are included in general and administrative expenses.

12. CAPITAL RESERVE

	Nine Months Ended September 30,
	2023	2022
Opening carrying amount	63,723	55,953
Share options and warrants exercised (Note 11, 13)	201	139
Issue of ordinary shares (Note 11)	9,912	7,392
Issue of restricted shares (Note 11, 14)	304	227
Share options expired	26	—
Closing carrying amount	74,166	63,711

13. SHARE OPTION AND WARRANTS RESERVE
As at September 30, 2023, there was a total of 5,852,864 warrants and options outstanding, including 1,796,094 warrants and options issued under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and 4,056,770 under the Founders' Awards (as defined below) granted in 2021. As at December 31, 2022, there was a total of 5,562,984 warrants and options outstanding, including 1,506,214 warrants and options issued under the 2020 Stock Incentive Plan and 4,056,770 under the Founders’ Awards granted in 2021.

Changes in the share option and warrants reserve were as follows:

	OPTIONS AND WARRANTS	USD thousand
As of January 1, 2023	5,562,984	4,411
Share options expense	—	2,097
Share options granted	359,666	262
Share options and warrants exercised (Note 12)	(39,786)	(95)
Share options forfeited	(26,042)	(52)
Share options expired	(3,958)	(26)
As of September 30, 2023	5,852,864	6,597

As of January 1, 2022	7,021,514	2,442
Share options expense	—	1,635
Share options granted	845,544	765
Share warrants exercised	(2,109,744)	(139)
Share warrants repurchased	(200,000)	(1,012)
Share options forfeited	(19,330)	—
As of September 30, 2022	5,537,984	3,691
During the nine months ended September 30, 2022, the Group repurchased 200,000 warrants at fair value for cash consideration of $800.

14. SHARE-BASED PAYMENTS
On October 22, 2020, the Company’s shareholders, in an extraordinary general meeting, approved the 2020 Stock Incentive Plan (the “Plan”). Under the Plan, employees, officers, directors, consultants and advisors, on the grant date are eligible to purchase share warrants or receive share options, which can be in the form of incentive share options and non-statutory share options, restricted shares, restricted share units (“RSUs”), and other equity-based awards. No amounts are paid or payable by the recipient on receipt of an option or a RSU.

Neither options nor RSUs carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the Company’s board of directors. The number of restricted shares and RSUs is fixed by the Company’s board of directors.
According to the Plan, awards may be made for up to 2,905,535 shares as of September 30, 2023, which increases by 2% of the outstanding ordinary shares on January 1 of each year. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, the unused ordinary shares covered by such award shall again be available for the grant of awards under the Plan.
In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its Chief Executive Officer and Chief Operating Officer (collectively, the “Founders’ Awards”). Each vesting period of the Founders’ Awards is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years after the exercise date. As of September 30, 2023, the performance conditions were not met for any of the tranches.

The number of awards outstanding under the Plan and the Founders’ Awards as of September 30, 2023 and 2022 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	359,666	11.50
Forfeited	(26,042)	9.94
Exercised	(39,786)	4.10
Expired	(3,958)	14.61
Awards outstanding as of September 30, 2023	5,852,864	8.25
Awards exercisable as of September 30, 2023	734,989	7.66

Awards outstanding as of January 1, 2022	4,911,770	7.49
Granted	845,544	9.91
Forfeited	(19,330)	9.91
Repurchased	(200,000)	4.00
Awards outstanding as of September 30, 2022	5,537,984	8.19
Awards exercisable as of September 30, 2022	291,250	5.62
Determination of Fair Value of Options and Warrants
The options granted during the nine months ended September 30, 2023 and September 30, 2022 were valued using the Black-Scholes model. Weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of options granted were as follows:

	Nine Months Ended September 30,
	2023	2022
Exercise price, USD	11.50	9.91
Share price, USD	11.50	9.91
Risk free interest rate	3.80%	2.16%
Expected volatility	45%	49%
Expected option term, years	4.51	4.48
Dividend yield	0%	0%
Expected volatility is based on historical volatility of comparable companies.

As of September 30, 2023 and 2022, the weighted average remaining contractual life for options and warrants outstanding was 7.24 years and 8.27 years, respectively. The range of exercise prices for options and warrants issued as share-based payments was $3.52 to $14.71 per share and $3.52 to $14.71 per share as of September 30, 2023 and 2022, respectively.

Restricted shares

During the nine months ended September 30, 2023 there were 33,194 outstanding restricted shares issued to non-executive directors. The shares were valued using the Finnerty model with the main input data being an underlying issued price of $10.13 per share, and a restricted period of one year.

During the nine months ended September 30, 2022 there were 32,942 outstanding restricted shares issued to non-executive directors. The shares were valued using the Finnerty model with the main input data being underlying issued prices between $7.87 and $9.27 per share, and a restricted period between one and three years.

The restricted share awards vest upon issuance, and respective costs are recognized immediately.
Share-based Payment Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Equity classified share options expense	696	750	2,307	2,338
Restricted shares expense	—	41	483	62
Share-based payment expense	696	791	2,790	2,400
Share-based Payment Reserve
Share-based payment reserve is included within the share option and warrants reserve (see Note 13).
15. TRADE AND OTHER PAYABLES

	As of September 30, 2023	As of December 31, 2022
Non-current
Accruals	—	290

Current
Trade payables(1)	1,414	1,235
Accruals	4,370	4,292
Indirect taxes	826	703
Other payables	45	112
	6,655	6,342
(1) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

16. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same governmental authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at September 30, 2023 and December 31, 2022, deferred tax is presented on a gross basis in the consolidated statement of financial position.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of September 30, 2023	As of December 31, 2022
Deferred tax asset	6,113	5,832
Deferred tax liability	(2,171)	(2,179)
Deferred tax asset, net	3,942	3,653
The change in the deferred tax account was as follows:

Nine Months Ended September 30, 2023
Deferred tax, net at the beginning of the period	3,653
Credited to the consolidated statement of comprehensive income (Note 21)	373
Translation differences	(84)
Deferred tax, net at the end of the period	3,942
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of September 30, 2023	As of December 31, 2022
Intangible assets - deferred tax assets	5,386	5,742
Intangible assets - deferred tax liability	(3,098)	(3,151)
Trading losses and other allowances	1,654	1,062
Net deferred tax assets	3,942	3,653

At September 30, 2023, the Group had unutilized temporary difference from general credit loss provision of $1,097 which resulted in a recognition of a deferred tax asset of $185.

At September 30, 2023, the Group had unutilized notional interest allowance of $15,603 of which $4,626 was not recognized based on management’s performance projections for 2023 – 2025. The ability to utilize the allowance resulted in a recognition of a deferred tax asset of $546.

At September 30, 2023, the Group had unutilized trading losses and other allowances of $22,592, of which $18,677 were not recognized based on management’s performance projections for 2023 – 2025 and the related ability to utilize the tax losses and other allowances resulting in a recognition of a deferred tax asset of $923.

At September 30, 2023, the Group had unutilized capital allowances of $60,515 related to intangible assets, of which $17,431 were not recognized based on management’s performance projections for 2023 – 2027 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,386.

At September 30, 2023 and December 31, 2022, deferred tax liability amounted to $3,098 and $3,151, respectively, and related to intangible assets acquired as a part of RotoWire acquisition (see Note 5).

At December 31, 2022, the Group had unutilized trading losses and other allowances of $39,987, of which $34,129 were not recognized based on management’s performance projections for 2023 – 2027 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $1,062.

At December 31, 2022, the Group had unutilized capital allowances of $73,079 related to intangible assets, of which a balance of $27,035 was not recognized based on management’s performance projections for 2023 – 2027 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,742.

17. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the three and nine months ended September 30, 2023, our top ten customers accounted for 46% and 47% of our revenue, respectively, and our largest customer accounted for 16% and 15% of our revenue, respectively. For the three and nine months ended September 30, 2022, our top ten customers accounted for 50% and 51% of our revenue, respectively, and our largest customer accounted for 11% and 9% of our revenue, respectively.
The Group presents revenue as disaggregated by market based on the location of online gamblers for performance marketing and location of clients for subscription and advertising services as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
U.K. and Ireland	6,858	7,097	23,749	20,090
Other Europe	2,320	2,785	7,902	6,818
North America	12,903	9,060	40,407	25,920
Rest of the world	1,377	707	4,064	2,330
Total revenues	23,458	19,649	76,122	55,158
The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Performance marketing	18,232	15,401	60,769	44,094
Subscription and content syndication	2,189	1,999	5,880	4,820
Advertising and other	3,037	2,249	9,473	6,244
Total revenues	23,458	19,649	76,122	55,158

During the three months ended September 30, 2023, performance marketing revenue was generated by the following categories: cost per acquisition 54%, revenue share 14% and hybrid 32%, compared to 57%, 16% and 27%, respectively, during the three months ended September 30, 2022. During the nine months ended September 30, 2023, performance marketing revenue was generated by the following categories: cost per acquisition 57%, revenue share 14% and hybrid 29%, respectively, compared to 59%, 14% and 27% during the nine months ended September 30, 2022.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Casino	15,190	13,363	49,803	35,815
Sports	7,930	6,142	25,518	18,966
Other	338	144	801	377
Total revenues	23,458	19,649	76,122	55,158
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of September 30, 2023	As of December 31, 2022
Contract assets	417	575
Contract liabilities	(2,543)	(1,692)
The contract assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets arose after the acquisition of RotoWire (see Note 5) and mainly related to content and advertising revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities arose after the acquisition of RotoWire (see Note 5), and primary relate to the advances received from customers for subscriptions purchased to RotoWire.com website, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next twelve months.
Below is the carrying amount of the Group’s contract liabilities and the movements during the nine months ended September 30, 2023:

Nine Months Ended September 30,
2023
As of January 1, 2023	1,692
Amounts included in contract liabilities that was recognized as revenue during the period	(3,947)
Cash received in advance of performance and not recognized as revenue during the period	4,798
As of September 30, 2023	2,543

18. OPERATING EXPENSES
Sales and marketing expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
People costs	5,274	4,361	15,893	12,014
Employees' bonuses related to acquisition	78	—	243	—
External marketing expenses	1,766	1,473	4,692	4,125
Amortization of intangible assets	88	1,523	370	4,834
Share based expenses	86	91	270	335
External content	816	730	2,639	2,271
Other	528	345	1,537	760
Total sales and marketing expenses	8,636	8,523	25,644	24,339
Presentation of certain sales and marketing expenses for the comparative periods was adjusted to reflect changes in costs’ classification consistently with current periods. It resulted in a reclassification between people costs and external marketing expenses of $216 and $539 for the three and nine months ended September 30, 2022, respectively.

Technology expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
People costs	1,876	1,178	5,341	3,275
Amortization of intangible assets	233	114	628	291
Share based expenses	14	12	29	22
Software and subscriptions	249	195	827	439
Other	153	195	404	529
Total technology expenses	2,525	1,694	7,229	4,556
General and administrative expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
People costs	2,326	1,941	7,652	6,007
Share based expenses	596	688	2,491	2,043
Depreciation of property and equipment	63	60	183	147
Amortization of right-of-use assets	111	83	339	286
Short-term leases	156	147	373	514
Legal and consultancy fees	878	1,039	3,214	3,160
Acquisition related costs	70	—	313	539
Secondary offering related costs (Note 11)	—	—	733	—
Insurance	149	133	487	484
Other	482	595	1,512	1,138
Total general and administrative expenses	4,831	4,686	17,297	14,318
Fair value movements on contingent consideration

The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. On June 30, 2023, the Group entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the June 30, 2023 agreement, the original earn-out period was terminated early as of June 30, 2023, and therefore no gains or losses related to the contingent consideration are expected to incur in the subsequent periods (see Note 5).

19. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Foreign exchange gain	878	3,093	1,505	7,412
Interest income from bank deposits	90	—	169	—
Total finance income	968	3,093	1,674	7,412

Finance expense consists of the following:
Foreign exchange loss	—	309	730	1,022
Interest expense on borrowings	—	89	—	359
Interest expense on lease liabilities	40	42	127	137
Unwinding of deferred consideration	316	88	425	248
Other finance results	17	120	74	189
Total finance expenses	373	648	1,356	1,955
Net finance income	595	2,445	318	5,457
Foreign exchange gains, included in finance income, and foreign exchange losses of the Group are comprised of translation gains/losses of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to cash and cash equivalents and intercompany balances for the three and nine months ended September 30, 2023 (loan, cash and cash equivalents and intercompany balances for the three and nine months ended September 30, 2022).

20. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income for the period attributable to shareholders	5,013	2,261	11,886	6,799
Weighted-average number of ordinary shares, basic	37,402,935	36,467,299	36,988,690	35,613,073
Net income per share attributable to shareholders, basic	0.13	0.06	0.32	0.19

Net income for the period attributable to shareholders	5,013	2,261	11,886	6,799
Weighted-average number of ordinary shares, diluted	38,711,429	37,289,010	38,176,200	37,324,222
Net income per share attributable to shareholders, diluted	0.13	0.06	0.31	0.18

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Weighted-average number of ordinary shares, basic	37,402,935	36,467,299	36,988,690	35,613,073
Effect of share options and warrants on issue	610,150	328,290	489,166	1,217,728
Effect of contingently issuable ordinary shares related to business combinations	698,344	493,421	698,344	493,421
Weighted-average number of ordinary shares, diluted	38,711,429	37,289,010	38,176,200	37,324,222

Share warrants and share options to purchase 5,852,864 and 5,537,984 ordinary shares were outstanding at September 30, 2023 and 2022, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended September 30, 2023, (i) 4,371,770 (September 30, 2022: 4,892,984) options and (ii) nil (September 30, 2022: 1,577,237) contingently issuable ordinary shares, were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. For the nine months ended September 30, 2023, (i) 4,771,770 (September 30, 2022: 4,714,760) options and (ii) nil (September 30, 2022: 1,577,237) contingently issuable ordinary shares, were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
The number of weighted-average diluted shares for the three and nine months ended September 30, 2022 was adjusted to include 493,421 shares being contingently issuable and related to business combinations.

For disclosures regarding the number of outstanding shares, see Note 11.

21. INCOME TAX CHARGE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Current tax expense	420	383	2,413	900
Deferred tax benefit (Note 16)	(123)	(43)	(373)	(60)
	297	340	2,040	840
The tax on the Group’s income before tax differs from the theoretical amount that would arise using the effective tax rate of the Group amounted to 6% and 13% for three months ended September 30, 2023 and 2022 respectively, and 15% and 11% for nine months ended September 30, 2023 and 2022, respectively, as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Income before tax	5,310	2,601	13,926	7,639
Effective tax expense	687	16	2,227	382
Tax effects of:
Disallowed expenses	275	695	732	1,177
Unrecognized deferred tax	(546)	(371)	(844)	(723)
Tax incentives	(93)	—	(93)	—
Other	(26)	—	18	4
	297	340	2,040	840
During nine months ended September 30, 2023, the Group made net income tax payments of $1,763 (September 30, 2022: $816).

22. RELATED PARTY TRANSACTIONS
Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. Related party transactions are approved by the Group’s Audit Committee or the Company’s board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Remuneration to key management and executive directors	816	1,040	3,312	3,443
Non-executive directors’ fees	149	235	1,065	497
	965	1,275	4,377	3,940
The emoluments paid to the directors (executive and non-executive) during the three months ended September 30, 2023 and 2022 amounted to $819 and $630, respectively. The emoluments paid to the directors (executive and non-executive) during the nine months ended September 30, 2023 and 2022 amounted to $2,348 and $1,747, respectively.
The following transactions were carried out with related parties:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Expenses
Remuneration paid as consultancy fees	236	390	1,255	1,395
Share-based payments	488	554	2,043	1,525
Salaries and wages	241	331	1,079	1,012
Other expenses	—	—	—	8
	965	1,275	4,377	3,940
As at September 30, 2023 and December 31, 2022, the balance outstanding to key management and non-executive directors was $21 and $1,399, respectively, and is included within other payables and accruals.
As at September 30, 2023 and December 31, 2022, the following share options and restricted shares held by related parties:

	As of September 30, 2023	As of December 31, 2022
Share options held by key management, executive directors and non-executive directors	4,707,626	4,662,930
Restricted shares held by non-executive directors	66,136	32,942

During the nine months ended September 30, 2023, the Company granted 44,666 share options to non-executive directors and 33,194 restricted shares to non-executive directors (see Notes 11, 13 and 14).
During the nine months ended September 30, 2022, the Company granted 400,000 share options to a key executive, 156,124 share options to non-executive directors and 32,942 restricted shares to non-executive directors (see Notes 11, 13 and 14).

23. EVENTS AFTER THE REPORTING PERIOD
In October 2023, the Company acquired domain name and related assets for cash consideration of EUR 6,000 ($6,401).
No other subsequent events occurred after the reporting period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

▪our ability to manage our continued global expansion, including (i) in the United States, both into the new states as they launch and in the United States generally, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
▪our ability to compete in our industry;
▪our expectations regarding our financial performance, including our revenue, costs, EBIDTA, Adjusted EBITDA, and other non-IFRS measures;
▪our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪our ability to attract, retain, and maintain good relations with our customers;
▪our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally, and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to effectively manage our growth and maintain our corporate culture;
▪our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
▪our ability to manage the increased expenses associated and compliance demands with being a public company; and
▪our ability to maintain our foreign private issuer status.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming and sports betting and the fantasy sports industry. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business (“B2B”), digital marketing services to online gambling operators.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Since the acquisition of RotoWire (see Note 5 to the interim condensed consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and content syndication whereby a customer subscribes to services over a period of time.
As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.
Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded destinations through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.
Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the three and nine months ended September 30, 2023 and 2022. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change
	2023	2022	%	%
	(USD in thousands)
Revenue	23,458	19,649	19%	11%
Cost of sales	(2,136)	(605)	253%	228%
Gross profit	21,322	19,044	12%	4%
Sales and marketing expenses	(8,636)	(8,523)	1%	(6)%
Technology expenses	(2,525)	(1,694)	49%	39%
General and administrative expenses	(4,831)	(4,686)	3%	(4)%
Movements in credit losses allowance	(615)	(299)	106%	91%
Fair value movement on contingent consideration	—	(3,686)	(100)%	(100)%
Operating profit	4,715	156	2922%	2707%
Finance income	968	3,093	(69)%	(71)%
Finance expenses	(373)	(648)	(42)%	(47)%
Income before tax	5,310	2,601	104%	90%
Income tax charge	(297)	(340)	(13)%	(19)%
Net income for the period attributable to shareholders	5,013	2,261	122%	106%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(2,777)	(5,961)	(53)%	(57)%
Total comprehensive income (loss) for the period attributable to the shareholders	2,236	(3,700)	160%	156%

	Reporting Currency			Constant Currency
	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%
	(USD in thousands)
Revenue	76,122	55,158	38%	35%
Cost of sales	(4,023)	(2,330)	73%	69%
Gross profit	72,099	52,828	36%	34%
Sales and marketing expenses	(25,644)	(24,339)	5%	3%
Technology expenses	(7,229)	(4,556)	59%	55%
General and administrative expenses	(17,297)	(14,318)	21%	18%
Movements in credit losses allowance	(1,382)	(898)	54%	51%
Fair value movement on contingent consideration	(6,939)	(6,535)	6%	4%
Operating profit	13,608	2,182	524%	510%
Finance income	1,674	7,412	(77)%	(78)%
Finance expenses	(1,356)	(1,955)	(31)%	(32)%
Income before tax	13,926	7,639	82%	78%
Income tax charge	(2,040)	(840)	143%	138%
Net income for the period attributable to shareholders	11,886	6,799	75%	71%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(2,085)	(13,888)	(85)%	(85)%
Total comprehensive income (loss) for the period attributable to the shareholders	9,801	(7,089)	238%	235%
Revenue
We generate most of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from paid subscriptions, content syndication and advertising.
Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consists of B2C data subscription services and B2B data syndication services. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.
Performance marketing. Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.
Fees generated by each customer during a particular month are typically paid to us within 30-45 days after month end.

Subscription and content syndication. For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $3.8 million, or 19%, and $21.0 million, or 38%, for the three and nine months ended September 30, 2023 as compared to the three and nine months ended September 30, 2022, respectively, due to growth across the majority of geographical markets primarily within our casino and sport products. On a constant currency basis, revenue increased $2.3 million, or 11%, and $19.8 million, or 35%, for the three and nine months ended September 30, 2023 as compared to the three and nine months ended September 30, 2022, respectively.

A significant proportion of our revenue was denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Three Months Ended September 30,		As a Percentage of Revenue		Nine Months Ended September 30,		As a Percentage of Revenue
	2023	2022	2023	2022	2023	2022	2023	2022
	(USD in thousands)				(USD in thousands)
U.K. and Ireland	6,858	7,097	29%	36%	23,749	20,090	31%	36%
Other Europe	2,320	2,785	10%	14%	7,902	6,818	10%	12%
North America	12,903	9,060	55%	46%	40,407	25,920	53%	47%
Rest of the world	1,377	707	6%	4%	4,064	2,330	6%	5%
Total revenues	23,458	19,649	100%	100%	76,122	55,158	100%	100%
Other Europe includes revenue from European markets, including Sweden, Germany, the Netherlands and Italy. North America includes revenue from the United States and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022, total revenue grew 19% and 38%, respectively. We believe this growth stems from both increased addressable market and increased market share.

Revenue grew across our geographical markets as follows: North America grew 42% and 56% during the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022; U.K. and Ireland remained consistent for the three months ended September 30, 2023 compared to three months ended September 30, 2022 and grew 18% for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022; Other Europe, declined by 17% for the three months ended September 30, 2023 and grew 16% for the nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022. The decrease in revenues from Other Europe for the three months ended September 30, 2023 was a result of implementation of casino product changes for the German market driven by regulatory changes.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended September 30,		As a Percentage of Revenue		Nine Months Ended September 30,		As a Percentage of Revenue
	2023	2022	2023	2022	2023	2022	2023	2022
	(USD in thousands)				(USD in thousands)
Performance marketing	18,232	15,401	78%	78%	60,769	44,094	80%	80%
Subscription and content syndication	2,189	1,999	9%	10%	5,880	4,820	8%	9%
Advertising and other	3,037	2,249	13%	12%	9,473	6,244	12%	11%
Total revenues	23,458	19,649	100%	100%	76,122	55,158	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.
During the three months ended September 30, 2023, performance marketing revenue was generated by the following categories: cost per acquisition of 54%, revenue share of 14%, and hybrid of 32%, compared to 57%, 16% and 27%, respectively, during the three months ended September 30, 2022. During the nine months ended September 30, 2023, performance marketing revenue was generated by the following categories: cost per acquisition of 57%, revenue share of 14% and hybrid of 29%, compared to 59%, 14% and 27%, respectively, during the nine months ended September 30, 2022.
The revenue increase for the three and nine months ended September 30, 2023, compared to the three and nine months ended September 30, 2022 was driven primarily by increased performance marketing revenue and primarily from casino and sport.
Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended September 30,		As a Percentage of Revenue		Nine Months Ended September 30,		As a Percentage of Revenue
	2023	2022	2023	2022	2023	2022	2023	2022
	(USD in thousands)				(USD in thousands)
Casino	15,190	13,363	65%	68%	49,803	35,815	65%	65%
Sports	7,930	6,142	34%	31%	25,518	18,966	34%	34%
Other	338	144	1%	1%	801	377	1%	1%
Total revenues	23,458	19,649	100%	100%	76,122	55,158	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.

The 14% and 39% growth in casino revenue for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022 was driven primarily by performance marketing revenue growth in North America for the three months ended September 30, 2023 and by performance marketing revenue growth in North America and the UK and Ireland for the nine months ended September 30, 2023. The 29% and 35% growth in sports revenue for the three and nine months ended

September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022 was driven primarily by performance marketing and subscription and content syndication revenue growth in North America.

Cost of Sales
Costs of sales increased to $2.1 million and $4.0 million for the three and nine months ended September 30, 2023, respectively, from $0.6 million and $2.3 million for the three and nine months ended September 30, 2022, respectively, primarily due to increased revenue and associated costs from our media partnerships. Cost of sales is comprised of license fees to media partners and data and payments' solution expenses related to subscription revenue.
Operating Expenses
Total operating expenses decreased by $2.3 million, or 12% in the three months ended September 30, 2023 compared to the three months ended September 30, 2022 primarily due to lower amortization and lack of fair value movement on contingent consideration related to the acquisition of BonusFinder (see Note 5) in the three months ended September 30, 2023 due to early termination of the original earn-out period on June 30, 2023. In constant currency, total operating expenses decreased by $3.7 million, or 18%, in the three months ended September 30, 2023 compared to the three months ended September 30, 2022.
Total operating expenses increased by $7.8 million, or 15%, in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 driven by increased people costs and related expenses across sales and marketing, technology and general and administrative expenses, partially offset by a decrease in amortization expense. In constant currency, total operating expenses increased by $6.7 million, or 13%, in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended September 30,		As a Percentage of Revenue		Nine Months Ended September 30,		As a Percentage of Revenue
	2023	2022	2023	2022	2023	2022	2023	2022
	(USD in thousands)				(USD in thousands)
People costs	5,274	4,361	22%	22%	15,893	12,014	21%	22%
Employees' bonuses related to acquisition	78	—	—%	—%	243	—	—%	—%
External marketing expenses	1,766	1,473	8%	7%	4,692	4,125	6%	7%
Amortization of intangible assets	88	1,523	—%	8%	370	4,834	—%	9%
Share based expenses	86	91	—%	—%	270	335	—%	1%
External content	816	730	3%	4%	2,639	2,271	3%	4%
Other	528	345	2%	2%	1,537	760	2%	1%
Total sales and marketing expenses	8,636	8,523	35%	43%	25,644	24,339	34%	44%
People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to the exit bonuses associated with the acquisition of BonusFinder. External marketing expenses include search engine optimization and other marketing activities. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. External content includes external content services such as articles published on our websites. Other expenses include other external service providers and software licenses.

Sales and marketing expenses were consistent increasing by $0.1 million, or 1%, and by $1.3 million, or 5%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022. On a constant currency basis, sales and marketing expenses decreased by $0.5 million, or 6%, and increased by $0.8 million, or 3%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022.
People costs increased by $0.9 million, or 21%, and $3.9 million, or 32%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022, primarily as a result of new hires during the period and year-over-year salary increases. External marketing costs increased by $0.3 million, or 20%, and by $0.6 million, or 14%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022 as a result of increased marketing activities. External content expenses increased by $0.1 million, or 12%, and $0.4 million, or 16%, for the three and nine months ended September 30, 2023, respectively, compared to three and nine months ended September 30, 2022 as a result of product development. Other sales and marketing expenses increased $0.2 million, or 53%, and $0.8 million, or 102%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022 as a result of higher subscription fees and increased travel expenses. Amortization of intangible assets decreased $1.4 million, or 94%, and $4.5 million, or 92%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022 as a result of certain intangible assets related to the acquisition of RotoWire and BonusFinder being fully amortized.
Presentation of certain sales and marketing expenses for the comparative periods was adjusted to reflect changes in costs’ classification consistently with current periods, resulting in a reclassification between people costs and external marketing expenses of $0.2 million and $0.5 million for the three and nine months ended September 30, 2022, respectively.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Three Months Ended September 30,		As a Percentage of Revenue		Nine Months Ended September 30,		As a Percentage of Revenue
	2023	2022	2023	2022	2023	2022	2023	2022
	(USD in thousands)				(USD in thousands)
People costs	1,876	1,178	8%	6%	5,341	3,275	7%	6%
Amortization of intangible assets	233	114	1%	1%	628	291	1%	1%
Share based expenses	14	12	—%	—%	29	22	—%	—%
Software and subscriptions	249	195	1%	1%	827	439	1%	1%
Other	153	195	1%	1%	404	529	1%	1%
Total technology expenses	2,525	1,694	11%	9%	7,229	4,556	10%	9%
People costs include platform, web, and business intelligence technology functions. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $0.8 million, or 49%, and $2.7 million, or 59%, in the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022. On a constant currency basis, technology expenses increased $0.7 million, or 39%, and $2.6 million, or 55%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022. Growth in technology expenses in the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022 was primarily due to higher people costs as a result of new hires during the period and year-over-year salary increase, higher software and subscriptions costs as a result of increased headcount, and higher amortization of intangible assets from accumulated capitalized development expenses.

A significant portion of our technology expenses were denominated in EUR.
General and Administrative Expenses

	Three Months Ended September 30,		As a Percentage of Revenue		Nine Months Ended September 30,		As a Percentage of Revenue
	2023	2022	2023	2022	2023	2022	2023	2022
	(USD in thousands)				(USD in thousands)
People costs	2,326	1,941	10%	10%	7,652	6,007	10%	11%
Share based expenses	596	688	3%	4%	2,491	2,043	3%	4%
Depreciation of property and equipment	63	60	—%	—%	183	147	—%	—%
Amortization of right-of-use assets	111	83	—%	—%	339	286	—%	1%
Short-term leases	156	147	1%	1%	373	514	—%	1%
Legal and consultancy fees	878	1,039	4%	5%	3,214	3,160	4%	6%
Acquisition related costs	70	—	—%	—%	313	539	—%	1%
Secondary offering related costs (Note 11)	—	—	—%	—%	733	—	1%	—%
Insurance	149	133	1%	1%	487	484	1%	1%
Other	482	595	2%	3%	1,512	1,138	2%	2%
Total general and administrative expenses	4,831	4,686	21%	24%	17,297	14,318	21%	26%
People costs include directors and executive management, finance, legal and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses decreased by $0.1 million, or 3%, and increased by $3.0 million, or 21%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022. On a constant currency basis, general and administrative expenses decreased by $0.2 million, or 4%, and increased by $2.7 million, or 18%, for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022.
People costs increased by $0.4 million, or 20% for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 and increased by $1.6 million, or 27%, in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 as a result of new hires and year-over-year salary and bonus provision increases. Legal and consultancy fees remained consistent in the three months ended September 30, 2023 and increased by $0.6 million, or 15%, for the nine months ended September 30, 2023, compared to the three and nine months ended September 30, 2022, respectively, as a result of increased auditing, accounting, and legal expenses due to our compliance obligations as well as costs related to the secondary offering (as defined below). Other expenses decreased in the three months September 30, 2023 and increased in the nine months ended September 30, 2023 as compared to the three and nine months ended September 30, 2022, respectively, primarily as a result of net effect of travel and office expenses.

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten secondary offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred secondary offering expenses of $0.7 million during the nine months ended September 30, 2023.

A significant proportion of our general and administrative expenses were denominated in EUR.
Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value of the contingent consideration. As of June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the June 30, 2023 agreement, the original earn-out period was terminated early on June 30, 2023. The Group does not expect to incur further gains or losses related to the fair value movement of the contingent consideration for the BonusFinder acquisition (see Note 5 to the interim condensed consolidated financial statements).
Finance Income and Finance Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(USD in thousands)		(USD in thousands)
Foreign exchange gain	878	3,093	1,505	7,412
Interest income from bank deposits	90	—	169	—
Total finance income	968	3,093	1,674	7,412

Finance expense consists of the following:
Foreign exchange loss	—	309	730	1,022
Interest expense on borrowings	—	89	—	359
Interest expense on lease liabilities	40	42	127	137
Unwinding of deferred consideration	316	88	425	248
Other finance results	17	120	74	189
Total finance expense	373	648	1,356	1,955
Net finance income	595	2,445	318	5,457
Foreign exchange gains, included in finance income, and foreign exchange losses of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of RotoWire and BonusFinder. The Group expects to incur financial expenses related to the deferred consideration related to RotoWire and BonusFinder until December 2023 and April 2024, respectively (see Note 5 to the interim condensed consolidated financial statements).
Taxation

We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $0.4 million and $0.4 million, respectively, for the three months ended September 30, 2023 and 2022. The Group incurred current tax expenses of $2.4 million and $0.9 million, respectively, for the nine months ended September 30, 2023 and 2022. Deferred tax included in the income tax charges amounted to a tax credit of $0.1 million and $0.04 million, respectively, for the three months ended September 30, 2023 and 2022 and tax credit of $0.4 million and $0.1 million, respectively, for the nine months ended September 30, 2023 and 2022 and relate to the difference between the accounting and tax base of intangible assets, carried forward tax losses and other allowances. Deferred tax credit of the Group for the three and nine months ended September 30, 2023 included a deferred tax asset of $0.5 million recognized in relation to the notional interest allowance of $11.0 million.
As of September 30, 2023 and December 31, 2022, we had cumulative carried forward tax losses of $22.6 million and $21.7 million, respectively. As of September 30, 2023 and December 31, 2022, we had unutilized notional interest allowance of $15.6 million and $18.3 million, respectively. As of September 30, 2023 and December 31, 2022, we had unutilized capital allowances of $60.5 million and $73.1 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Net Income Margin	21%	12%			16%	12%
Net income per share attributable to shareholders, diluted	0.13	0.06	117%	86%	0.31	0.18	72%	68%
Adjusted net income for the period attributable to shareholders	5,407	6,035	(10)%	(17)%	19,493	13,582	44%	40%
Adjusted net income per share attributable to shareholders, diluted	0.14	0.16	(13)%	(18)%	0.51	0.36	42%	38%
Adjusted EBITDA	6,054	6,413	(6)%	(12)%	26,146	17,214	52%	49%
Adjusted EBITDA Margin	26%	33%			34%	31%
Cash flows generated by operating activities					10,950	12,567	(13)%
Free Cash Flow					16,306	9,083	80%

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur expenses related to the unwinding of deferred consideration and employee bonuses until April 2024. See Note 5 of the interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to adjusted net income attributable to shareholders and adjusted net income per share, diluted from net income for the year attributable to the shareholders and net income per share attributed to ordinary shareholders, diluted as presented in the Interim Condensed Consolidated Statements of Comprehensive Income and for the periods specified, stated in thousands of USD, except per share data:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	23,458	19,649	19%	11%	76,122	55,158	38%	35%
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Net income margin	21%	12%			16%	12%

Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Fair value movement on contingent consideration (1)	—	3,686	(100)%	(100)%	6,939	6,535	6%	4%
Unwinding of deferred consideration (1)	316	88	259%	233%	425	248	71%	68%
Employees' bonuses related to acquisition(1)	78	—	100%	100%	243	—	100%	100%
Adjusted net income for the period attributable to shareholders	5,407	6,035	(10)%	(17)%	19,493	13,582	44%	40%
Net income per share attributable to shareholders, basic	0.13	0.06	117%	86%	0.32	0.19	68%	65%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.10	(100)%	(100)%	0.19	0.18	6%	—%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.01	—%	—%	0.01	0.01	—%	—%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.01	0.00	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.14	0.17	(12)%	(22)%	0.53	0.38	39%	36%
Net income per share attributable to ordinary shareholders, diluted	0.13	0.06	117%	86%	0.31	0.18	72%	68%
Adjusted net income per share attributable to shareholders, diluted	0.14	0.16	(13)%	(18)%	0.51	0.36	42%	38%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Weighted-average number of ordinary shares, basic	37,402,935	36,467,299	36,988,690	35,613,073
Weighted-average number of ordinary shares, diluted	38,711,429	37,289,010	38,176,200	37,324,222

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from Net income for the year attributable to shareholders as presented in the Interim Condensed Consolidated Statements of Comprehensive and income for the period specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	5,013	2,261	122%	106%	11,886	6,799	75%	71%
Add back (deduct):
Interest expenses on borrowings and lease liability	40	131	(69)%	(72)%	127	496	(74)%	(75)%
Income tax charge	297	340	(13)%	(17)%	2,040	840	143%	138%
Depreciation expense	63	60	5%	(2)%	183	147	24%	22%
Amortization expense	432	1,720	(75)%	(77)%	1,337	5,411	(75)%	(76)%
EBITDA	5,845	4,512	30%	20%	15,573	13,693	14%	11%
Share-based payment expense	696	791	(12)%	(18)%	2,790	2,400	16%	14%
Fair value movement on contingent consideration	—	3,686	(100)%	(100)%	6,939	6,535	6%	4%
Unwinding of deferred consideration	316	88	259%	233%	425	248	71%	67%
Foreign currency translation losses (gains), net	(878)	(2,784)	(68)%	(71)%	(775)	(6,390)	(88)%	(88)%
Interest income from bank deposits	(90)	—	100%	100%	(169)	—	100%	100%
Other finance results	17	120	(86)%	(87)%	74	189	(61)%	(61)%
Secondary offering related costs	—	—	—%	—%	733	—	100%	100%
Acquisition related costs (1)	70	—	100%	100%	313	539	(42)%	(43)%
Employees' bonuses related to acquisition	78	—	100%	100%	243	—	100%	100%
Adjusted EBITDA	6,054	6,413	(6)%	(12)%	26,146	17,214	52%	49%
(1)The acquisition costs are related to potential and historical business combinations of the Group.

Adjusted EBITDA decreased by 6% to $6.1 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 primarily driven by growth in revenue, offset by an increase in costs of sales and technology expenses. Adjusted EBITDA increased by 52% to $26.1 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 primarily driven by growth in revenue partly offset by increases in cost of sales, sales and marketing, technology, and general and administrative expenses. In constant currency Adjusted EBITDA decreased by 12% and increased by 49%, respectively, for the three and nine months ended September 30, 2023.

Below is the Adjusted EBITDA Margin calculation for the periods specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	23,458	19,649	19%	11%	76,122	55,158	38%	35%
Adjusted EBITDA	6,054	6,413	(6)%	(12)%	26,146	17,214	52%	49%
Adjusted EBITDA Margin	26%	33%			34%	31%

Adjusted EBITDA margin decreased from 33% to 26% for the three months ended September 30, 2023 compared to the three months ended September 30, 2022, primarily driven by growth is cost of sales, technology expenses and bad debt provision exceeding growth in revenue. Adjusted EBITDA margin increased from 31% to 34% for the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022 primarily driven by the growth in revenue exceeding the growth in operating expenses, partly offset by growth in cost of sales.

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for payments related to contingent and deferred consideration included within operating cash flow less capital expenditures.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	Nine Months Ended September 30,		Change
	2023	2022	%
	(USD in thousands)
Cash flows generated by operating activities	10,950	12,567	(13)%
Adjustment for items presented in operating activities:
Payment of contingent consideration	4,621	—	100%
Payment of deferred consideration	2,897	—	100%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(2,162)	(3,484)	38%
Free Cash Flow	16,306	9,083	80%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.

Free cash flow increased by 80% to $16.3 million for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 primarily driven by increased operating cash flows adjusted for payments of contingent consideration and adjusted contingent consideration presented within operating cash flows, and a decrease in capital expenditures including the acquisition of domain names.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income from EUR to USD by translating financial data for the three and nine months ended September 30, 2022 using the same foreign currency exchange rates that we used to translate financial data for the three and nine months ended September 30, 2023.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. See “Results of Operations” for Management’s discussion of the constant currency impact for the three and nine months ended September 30, 2023 with the three and nine months ended September 30, 2022. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. See “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
The Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.
While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our Annual Report on Form 20-F for the year ended December 31, 2022 for further risks associated with our business which could affect this KPI.

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2023	2022	%	2023	2022	%
	(in thousands)
New Depositing Customers	86	68	26%	266	191	39%
The 26% and 39% increase in NDCs for the three and nine months ended September 30, 2023, respectively, compared to the three and nine months ended September 30, 2022 demonstrates the growth in the business, primarily related to casino and sports products. As such, we believe this is a meaningful metric in evaluating our operating performance.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from our initial public offering and operations. As of September 30, 2023 and December 31, 2022, our cash deposited with banks was $26.9 million and $29.7 million, respectively, primarily in accounts with banks in the United States, United Kingdom and Ireland. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand and cash generated from operations that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital increased to $15.2 million as of September 30, 2023 compared to $10.3 million as of December 31, 2022, primarily due to the increase in cash flows generated by operating activities and an increase in trade receivables, partially offset by an increase in deferred consideration liabilities from our 2022 acquisitions (see Note 5 to the interim condensed consolidated financial statements included in this Form 6-K). Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for at least 12 months from the date of this Form 6-K.
Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Nine Months Ended September 30,
	2023	2022
	(USD in thousands)
Cash flows generated by operating activities	10,950	12,567
Cash flows used in investing activities	(12,483)	(26,895)
Cash flows used in financing activities	(1,194)	(741)
Net movement in cash and cash equivalents	(2,727)	(15,069)
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities decreased by $1.6 million, or 13%, to $11.0 million for the nine months ended September 30, 2023 from $12.6 million for the nine months ended September 30, 2022. The fluctuations in net cash generated by operating activities is the result of an increase in income before tax of $6.3 million, which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) a $0.4 million increase related to fair value movement in contingent consideration, (ii) a net finance income decreased of $5.1 million due to currency translation losses, (iii) an increase in share option charges of $0.4 million, (iv) an increase in charges in credit loss allowance provision of $0.5 million, (v) a decrease in depreciation and amortization charges of $4.0 million, (vi) a $0.9 million increase in taxes paid, (vii) a contingent consideration payment of $4.6 million, (viii) a deferred consideration of $2.9 million, and (ix) a decrease in working capital changes of $2.6 million reflecting increased trade and other receivables balances, decreased trade and other payable balances and increased inventory balances for 2023 compared to 2022. The increase in trade and other receivables was the result of increased receivable from operators as of September 30, 2023 compared to September 30, 2022 driven by strong growth in revenue and increase in aged debtors. The decrease in trade and other payables was a result of the timing of payments during the nine months September 30, 2023 compared to the nine months ended September 30, 2022. Additionally, during the nine months ended September 30, 2022, the Company repurchased warrants for $0.8 million. The Company did not repurchase any warrants during the nine months ended September 30, 2023.
Cash Flows Used in Investing Activities
Cash flows used in investing activities decreased $14.4 million to a $12.5 million net outflow during the nine months ended September 30, 2023 from a $26.9 million net outflow during the nine months ended September 30, 2022. During the nine months ended September 30, 2022, the initial payments were made for the acquisitions of RotoWire and BonusFinder of an aggregate of $23.4 million (net of cash acquired), compared to subsequent payments of deferred consideration of $4.9 million and contingent consideration of $5.6 million for the nine months ended September 30, 2023. Additionally, the purchase of intangible assets, including domain names, and capitalized software development costs, decreased $1.3 million year-over-year.
During the nine months ended September 30, 2023 interest received from short term deposits placed with banks amounted to $0.2 million.

Cash Flows Used in Financing Activities

Cash flows used in financing activities of $1.2 million for the nine months ended September 30, 2023 was the net result of the proceeds from exercised share options of $0.1 million, repurchase of ordinary shares of $0.8 million, rent payments, including principal and implied interest, for long-term leases of $0.4 million, and interest payments related to deferred consideration of $0.1 million.

Cash flows used in financing activities of $0.7 million for the nine months ended September 30, 2022 was the result of scheduled interest payments of $0.4 million, and rent payments, including principal and implied interest, for long-term leases of $0.4 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the interim condensed consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the interim condensed consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
We believe that the assumptions and estimates associated with revenue, share-based compensation, business combinations, the incremental borrowing rate associated with leases, fair value movement in contingent consideration, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2022.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the nine months ended September 30, 2023 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks, including market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Risk management is carried out by management under policies approved by our board. Management identifies and evaluates financial risks in close co-operation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.
Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our interim condensed consolidated financial statements.

Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily denominated in EUR, USD and GBP.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.
The carrying amount of our foreign currency denominated net assets and details of the exposure as of September 30, 2023 and December 31, 2022 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see macro-economic uncertainty as a result of issues related to increased inflation and interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 4 – Risk Management” to the interim condensed consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the nine months ended September 30, 2023 and 2022. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax:	USD	GBP
	(in thousands)
September 30, 2023	1,094	200
September 30, 2022	1,076	399
Interest Rate Risk
We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being cash at bank balances). Our board of directors currently believes that interest rate risk is at an acceptable level.
Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.

We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of September 30, 2023 (in thousands of USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Deferred consideration	18,642	—	—	18,642
Lease liability	571	513	1,074	2,158
Trade and other payables	4,966	—	—	4,966
	24,179	513	1,074	25,766
The deferred consideration may be settled with the issuance of ordinary shares up to 50% of the amount owed at the option of the Group.

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, capital reserve and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances.
Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

The Company did not complete any repurchases of ordinary shares during the three months ended September 30, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: November 15, 2023	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer